UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2006 (report no. 1)

Commission File Number: 0-29742

Retalix Ltd.

(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-125439; (iii) the Registrant’s Registration Statement on Form F-3, Registration No. 333-125440; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; (vii) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (viii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-118930.

CONTENTS

Exhibits

99.1	Press Release: Retalix Delays Release of 2005 Audited Results and Filing of 2005 Annual Report. Dated: July 18, 2006.
99.2	Press Release: Retalix Files 2005 Annual Report. Dated: July 26, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2006	RETALIX LTD. By: /s/ Guy Geri Guy Geri Controller

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press Release: Retalix Delays Release of 2005 Audited Results and Filing of 2005 Annual Report. Dated: July 18, 2006.
99.2	Press Release: Retalix Files 2005 Annual Report. Dated: July 26, 2006.